GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

January 22, 2008

Mail Stop 4561

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2/ Pre-Effective Amendment Three

File No.: 333-143602

Dear Ms. Garnett:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are made in response to staff comments on the amended Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated December 11, 2007.

General

1.

As indicated, we have already revised disclosure as relates to Sale of Securities being carried out at a fixed price for the duration of the offering.  We have also indicated that Issuer’s officers and directors are being classified as underwriters.  We disagree, however, as to classifying the balance of selling shareholders as underwriters.  The only “underwriters” are Issuer’s officers and directors.

We have reviewed the definition of underwriter as contained in Section 2(a)(11) of the Securities Act of 1933 which states, in part, that “…any person who has purchased from an Issuer with a view to…or sells for an Issuer…” may be deemed to be an underwriter.  The balance of selling shareholders (i.e., those who are not officers or directors) are not selling for the Issuer.  Additionally, these persons do not directly or indirectly control the Issuer nor are they controlled by the Issuer.  We are unable to find any justification for classifying these shareholders as underwriters.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

January 22, 2008

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

We have also reviewed SEC Release 33-8869 insofar as same related to the word “underwriter” but such Release simply eliminates the presumptive underwriter provision in Securities Act Rule 145, except for transaction involving a shell company and is inapplicable to the Issuer’s SB-2 Registration Statement.

Selling Shareholders

2.

We have revised the ownership amounts of the parents shown in the “Selling Stockholder” table to include shares held in the names of their minor children and have eliminated the children’s’ names from the table.  The footnote disclosure has been revised so as to indicate that parental ownership amounts shown in the table include amounts held on behalf of minor children.

Management’s Discussion and Analysis or Plan of Operation

3.

We have clarified that the historical revenue does not represent an allocation but instead represents specific engagement revenues that will continue to be performed and billed by us. Costs were allocated but not revenues. Revenues were specifically identified.

December 31, 2006 and 2005

4.

The table has been revised to head the columns as 2006 and 2005.

5.

We have clarified the disclosure regarding the 225 client plans.

Liquidity

6.

We have made the requested disclosure.

7.

We have clarified the matter to indicate clearly that historical revenues related to our specific work and were not general allocations.

Business

8.

We have provided the requested clarification.

9.

We have provided the requested disclosure.

Summary Compensation Table

10.

We have made the requested changes.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

January 22, 2008

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

Report of Independent Registered Public Accounting Firm

11.

The audit report has been updated.

Note 1 – Organization

12.

In follow up to our accountant’s conversation with Dan Gordon on January 15, 2007, the pro forma income taxes have been removed from the financial statements and pro forma footnotes have been added for the year ended December 31, 2006 and the nine months ended September 30, 2007.

13.

We have made the requested changes.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

AI Document Services, Inc.

Li & Company, PC